Exhibit 99.07

VOX NOTES DEVELOPMENT UPDATES & EXPLORATION SUCCESS FROM OPERATING PARTNERS

GEORGE TOWN, CAYMAN ISLANDS – February 2, 2021 – Vox Royalty Corp. (TSXV: VOX) (“Vox” or the “Company”), a high growth precious metals focused royalty company, notes recent announcements from royalty operating partners Silver Mines Limited (ASX: SVL) (“Silver Mines”), Kalamazoo Resources Limited (ASX: KZR) (“Kalamazoo”), Venturex Resources Limited (ASX: VXR) (“Venturex”), and Jangada Mines plc (AIM: JAN) (“Jangada”), detailing significant drill assay results at the Bowdens silver project, drilling progress for the Ashburton gold project, environmental and project updates at the Sulphur Springs copper-zinc project, and positive drill results at the Pitombeiras vanadium project, respectively.

Highlights – Bowdens 0.85% Gross Revenue silver royalty

●	On January 28, 2021, Silver Mines announced significant high-grade drill results from the Bowdens silver project, including:

o	High-grade results returned from BD20017 feeder structure. Intercepts include:
▪	26.1 metres @ 252 g/t silver equivalent (202 g/t silver, 0.31% zinc, 1.01% lead) from 229 metres including:
▪	10.1 metres @ 460g/t silver equivalent (357g/t silver, 0.47% zinc, 1.86% lead, 0.22g/t gold) from 245 metres in an epithermal breccia pipe including:

●	1.1 metre @ 1030 g/t silver equivalent (921 g/t silver, 0.96% zinc, 1.84% lead) from 248.8 metres; and

●	1.0 metre @ 871 g/t silver equivalent (471 g/t silver, 0.48% zinc, 7.61% lead, 1.52g/t gold) from 254.1 metres.

▪	2.0 metres @ 438 g/t silver equivalent (382 g/t silver, 0.37% zinc, 1.11% lead) from 216 metres; and
▪	1.0 metre @ 923 g/t silver equivalent (356 g/t silver, 1.22% zinc, 2.2 % lead, 5.41g/t gold) from 282.9 metres.
o	Results from BD20015:
▪	1.0 metre @ 542 g/t silver equivalent (517 g/t silver, 0.32% zinc, 0.28 % lead) from 241 metres; and
▪	1.0 metre @ 542 g/t silver equivalent (402 g/t silver, 0.02% zinc, 3.35 % lead) from 282 metres.

o	Northwest High-Grade Zone now confirmed over 300 metres (down plunge) with a width of approximately 200 metres.
●	On January 29, 2021, Silver Mines shared in their quarterly that the Bowdens silver project Environmental Impact Statement (EIS) was placed on an eight week public exhibition which concluded during the September 2020 quarter. Results from the public exhibition may be viewed at the New South Wales Department of Planning, Industry and Environment Major Projects website. From the exhibition process, Silver Mines received no objections to the Project from any of the Government agencies and received resounding public support. Silver Mines will be shortly responding to received submissions.

Highlights – Ashburton 1.75% Gross Revenue gold royalty (>250koz cumulative production)

●	On January 27, 2021, Kalamazoo announced drilling progress at the Ashburton gold project, including: o Maiden drilling program comprising 5,781m completed late December 2020;
o	Drilling at the Waugh and Connie’s Find Prospects has intersected prospective thick-quartz-and-ironstone units, characteristic of ‘Waugh Type’ mineralisation; and
o	At the Peake West Prospect, shallow drilling intersected broad zones of bleached siltstones below anomalous surface rock chip samples in the western extension of the mineralised Peake structure.
●	The Prospect areas have been sparsely tested along strike or down dip and as such, demonstrate the potential to host new oxide and primary sulphide gold mineralisation.
●	Kalamazoo also stated in the announcement that over the next 12-24 months, it aims to substantially increase the 1.65Moz oxide and sulphide gold resource and advance project development at the Ashburton gold project.

Highlights – Sulphur Springs A$2/t ore production royalty (A$3.7M royalty cap)

●	On January 29, 2021, Venturex announced updates to (i) the environmental approvals process and (ii) project development at the Sulphur Springs project, which include the following highlights:

o	Secondary approvals and permits necessary for the development and construction of the Sulphur Springs project continued to progress during the quarter.
o	Engagement with the Department of Water and Environmental Regulation has been maintained in support of an application to amend an existing groundwater licence to facilitate construction and operations.

o	Venturex is progressing project implementation and development strategies through engagement with potential contractors for site works, including short-listing and tender preparation.
o	Several optimisation opportunities have been identified that will add value in terms of both project development and operations. These will be implemented as the Company develops the Sulphur Springs Project.

o	Heritage surveys and a drilling plan have been completed in preparation for the field programme, which is expected to commence in late Q1 2021, following the end of the current wet season.

Highlights – Pitombeiras 1.0% Net Smelter Return royalty

●	On January 25, 2021, Jangada announced positive drill results from the second phase drilling program at the Pitombeiras project, including:

o	Eight of nine holes completed to date for a total 649.15 linear metres intersected VTM mineralisation.
o	Results recently received include:
▪	21.50 metres at 0.55% vanadium pentoxide ('V2O5'), 9.81% titanium dioxide ('TiO2') and 50.39% ferric oxide ('Fe2O3'), including 7.00 metres at 0.66% V2O5, 12.17% TiO2 and 60.59% Fe2O3

▪	27.01 metres at 0.64% V2O5, 11.66% TiO2 and 58.51% Fe2O3, including 11.00 metres at 0.75% V2O5, 14.22% TiO2 and 69.19% Fe2O3
▪	27.17 metres at 0.57% V2O5, 10.81% TiO2 and 55.13% Fe2O3, including 9.00 metres at 0.74% V2O5, 14.50% TiO2 and 70.92% Fe2O3

▪	22.68 metres at 0.59% V2O5, 11.25% TiO2 and 55.59% Fe2O3, including 7.00 metres at 0.75% V2O5, 14.13% TiO2 and 69.37% Fe2O3

o	Drill results further extend mineralisation footprint from previously known resource area in both N-NE and N-NW directions.

Simon Cooper, Vice President Corporate Development of Vox stated: “Vox is excited to share the latest drill results and development updates from our royalty counterparts. Of particular note, we would like to congratulate Silver Mines on the excellent drill intercepts at Bowdens. Bowdens is the largest known undeveloped silver deposit in Australia. These announcements provide a strong picture of the organic growth potential that Vox has to offer. With a fast-growing portfolio of >40 royalties, we look forward to sharing further exciting organic news flow over the coming months from our operating partners who are actively progressing projects underlying our royalty interests.”

Qualified Person

Timothy J. Strong, MIMMM, of Kangari Consulting Limited and a “Qualified Person” under National Instrument 43-101 – Standards of Disclosure for Mineral Projects, has reviewed and approved the scientific and technical disclosure contained in this press release.

About Vox

Vox is a high growth precious metals royalty and streaming company with a portfolio of over 40 royalties and streams spanning nine jurisdictions. The Company was established in 2014 and has since built unique intellectual property, a technically focused transactional team and a global sourcing network which has allowed Vox to become the fastest growing company in the royalty sector. Since the beginning of 2019, Vox has announced over 15 separate transactions to acquire over 40 royalties.

Further information on Vox can be found at www.voxroyalty.com.

For further information contact:

Simon Cooper

Vice President, Corporate Development

simon@voxroyalty.com

Cautionary Note Regarding Forward Looking Information

This news release contains certain forward-looking statements. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate” “plans”, “estimates” or “intends” or stating that certain actions, events or results “ may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements”.

The forward-looking statements and information in this press release include, but are not limited to, statements regarding expectations for the timing of commencement of resource production from various mining projects, expectations regarding the size, quality and exploitability of the resources at various mining projects, future operations and work programs of Vox’s mining operator partners and future royalty payments derived from various royalty assets of Vox.

Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of Vox to control or predict, that may cause Vox’s actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein, including but not limited to: the requirement for regulatory approvals and third party consents, the impact of general business and economic conditions, the absence of control over the mining operations from which Vox will receive royalties, including risks related to international operations, government relations and environmental regulation, the inherent risks involved in the exploration and development of mineral properties; the uncertainties involved in interpreting exploration data; the potential for delays in exploration or development activities; the geology, grade and continuity of mineral deposits; the impact of the COVID-19 pandemic; the possibility that future exploration, development or mining results will not be consistent with Vox’s expectations; accidents, equipment breakdowns, title matters, labor disputes or other unanticipated difficulties or interruptions in operations; fluctuating metal prices; unanticipated costs and expenses; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations; currency fluctuations; regulatory restrictions, including environmental regulatory restrictions; liability, competition, loss of key employees and other related risks and uncertainties.

Vox has assumed that the material factors referred to in the previous paragraph will not cause such forward looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. The forward-looking information contained in this press release represents the expectations of Vox as of the date of this press release and, accordingly, is subject to change after such date. Readers should not place undue importance on forward looking information and should not rely upon this information as of any other date. While Vox may elect to, it does not undertake to update this information at any particular time except as required in accordance with applicable laws.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Technical and Third-Party Information

Except where otherwise stated, the disclosure in this press release is based on information publicly disclosed by project operators based on the information/data available in the public domain as at the date hereof and none of this information has been independently verified by Vox. Specifically, as a royalty investor, Vox has limited, if any, access to the royalty operations. Although Vox does not have any knowledge that such information may not be accurate, there can be no assurance that such information from the project operators is complete or accurate. Some information publicly reported by the project operators may relate to a larger property than the area covered by Vox’s royalty interests. Vox’s royalty interests often cover less than 100% and sometimes only a portion of the publicly reported mineral reserves, mineral resources and production of a property.